77D

PUTNAM CALIFORNIA TAX EXEMPT INCOME FUND (the Fund)

Subject to shareholder approval at a shareholder meeting
currently expected to be held within the next six months, the
Trustees approved on June 10, 2004 the following revised versions of fundamental restrictions (1), (5) and (6) in the Funds
Statement of Additional Information:
(1)	The fund may not borrow money in excess of 33 1/3% of
the value of its total assets (not including the amount
borrowed) at the time the borrowing is made.
(5)	The fund may not make loans, except by purchase of
debt obligation in which the fund may invest consistent with its investment policies (including without limitation debt obligations issued by other Putnam funds), by entering into repurchase agreements or by lending its portfolio securities.

(6)	The fund may not with respect to 75% of its total
assets, invest in securities of any issuer if, immediately after such investment, more than 5% of the total assets of the fund (taken at current value) would be invested in the securities of such issuer; provided that this limitation does not apply to obligations issued or guaranteed as to interest or principal by the U.S.
government or its agencies or instrumentalities or to securities issued by other investment companies.